AMENDMENT to SUB-ADVISORY AGREEMENT

Touchstone Ares Credit Opportunities Fund

A series of

Touchstone Funds Group Trust

THIS AMENDMENT is made as of March 1, 2025 (this “Amendment”) to that certain Sub-Advisory Agreement made as of May 11, 2019 (the “Agreement”), as amended, between Touchstone Advisors, Inc. (the “Advisor”) and Ares Capital Management II LLC (the “Sub-Advisor”) relating to the Touchstone Ares Credit Opportunities Fund, a series of the Touchstone Funds Group Trust (the Trust”). Capitalized terms used herein and not otherwise defined shall have the definition set out in the Agreement.

WHEREAS, the Advisor and the Sub-Advisor desire to amend the Agreement in certain respects as provided herein; and

WHEREAS, pursuant to Section 12.c. of the Agreement, the Agreement may be amended at any time by the Advisor and the Sub-Advisor, subject to approval by the Board and, if required by applicable SEC rules and regulations, a vote of the majority of the outstanding voting securities of the Fund affected by such change; and

WHEREAS, the Board of Trustees of the Trust approved this Amendment;

NOW, THEREFORE, in consideration of the premises set forth above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto agree as follows:

1.   Section 3 “Compensation of the Sub-Advisor” is hereby deleted in its entirety and replaced with the following:

“     a.     As compensation for the services to be rendered and duties undertaken under this Agreement by the Sub-Advisor, the Advisor will pay to the Sub-Advisor a monthly fee equal to (i) [ ]% per annum on the first $[ ] of average of the daily net assets of the Fund Assets, (ii) [ ]% per annum on the next $[ ] of average daily net assets of the Fund Assets, and (iii) [ ]% per annum on the portion of average daily net assets of the Fund Assets over $[ ]; without regard to any total expense limitation or other fee waiver applied by the Trust or the Advisor. Such fee shall be computed and accrued daily. If the Sub-Advisor serves in such capacity for less than the whole of any period specified in this Section 12(a) of this Agreement, the compensation to the Sub-Advisor shall be prorated. For purposes of calculating the Sub-Advisor’s fee, the daily value of the Fund Assets shall be computed by the same method as the Trust uses to compute the Fund’s net asset value for purposes of purchases and redemptions of shares.”

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized officers to execute this Amendment as of the date first written above.

TOUCHSTONE ADVISORS, INC.

By:	/s/ E. Bake Moore Jr.
Name:	E. Blake Moore Jr.
Title:	Chief Executive Officer

By:	/s/ Timothy D. Paulin
Name: Timothy D. Paulin
Title: Senior Vice President

ARES CAPITAL MANAGEMENT II, LLC

By:	/s/ Matthew Jill
Name:	Matthew Jill
Title:	Authorized Signatory